Exhibit 99.1

For Immediate Release	February 2, 2022

The Valens Company Announces Integration Initiative After Acquisitive 2021

The next phases of its ‘Launch, Grow, Optimize’ strategy are well underway after a highly successful ‘Launch’ phase that positioned Valens as a leading cannabis consumer products company

Optimization strategies are underway and $10 million in annual cost efficiencies have been identified through operational process efficiency gains, reductions in manufacturing and sourcing costs, organizational realignment and realization of M&A synergies

The company anticipates identifying an additional $10 million in annual cost efficiencies and implementing them by the end of 2022

Kelowna, B.C., February 2, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to announce integration initiatives aimed at driving revenue growth and market share gains for each of its portfolio brands in their target markets, as well as margin improvement through more efficient operations, reduced operational and organizational costs and realization of M&A-related synergies following an acquisitive 2021.

As Valens now enters the ‘Grow & Optimize’ phases of its ‘Launch, Grow, Optimize’ strategy, the Company will be focusing on four key pillars:

•	Driving revenue growth with a focus on Canadian recreational and U.S. health and wellness markets
•	Capturing market share across its brand portfolio in product categories of focus that include flower, vape, pre-roll, edible, and beverage offerings in the premium, accessible premium, and value segments
•	Seeking to generate increased gross margins and positive EBITDA margins through revenue growth and cost reduction and efficiency initiatives aimed at keeping operations flexible and innovative
•	Creating shareholder value through operational performance, financial transparency, and increased trading liquidity

“It’s a pivotal time for Valens after a very acquisitive 2021 that saw us accelerate our business plan from three years to one and create a leading cannabis consumer products company with an exciting portfolio of brands,” said Tyler Robson, Chief Executive Officer and Chairman of The Valens Company. “As we redirect our focus to realizing the full package of targeted benefits from these acquisitions, we are now capturing the first wave of synergies through operational and organizational changes that we believe will not only improve our efficiencies but also drive the business towards becoming EBITDA positive in fiscal Q4 2022, which will be discussed in greater detail on our upcoming investor day. I’m proud to say that we have identified $10 million in annual cost efficiencies and expect to identify an additional $10 million in the coming quarters through additional planned initiatives. Investors can expect to start to see some of the benefits of the first wave of efficiencies in fiscal Q2 2022, with the majority of the impact being realized in the second half of the fiscal year.”

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com	1 | Page

Valens’ first $10 million in annual cost efficiencies are expected to come from the following areas:

•	Operational Efficiencies: Valens has eliminated overlapping functions and centralized some shared services across different business segments.
•	Portfolio Rationalization: Elimination of both underperforming product SKUs and those that were not aligned with our go-forward strategy, as well as the realignment of certain brand offerings to better address consumer demand opportunities.
•	Automation: Initiatives in this category include the commissioning of Pommies and the implementation of automated edible equipment, packaging lines and pre-roll machines. Additional automation is expected to come on-line over the next few months.
•	Contract Grow: Valens has made significant advances in its biomass sourcing strategy by leveraging its existing relationships and buying power as the largest purchaser of biomass in the country.

“Although we have only just begun to experience the targeted revenue growth from our ‘Launch, Grow, and Optimize’ strategy, we are already pursuing optimization initiatives to ensure we remain operationally agile, competitively positioned in the market, and best able to deal with ongoing logistical and inflationary challenges that are being amplified by an ongoing and drastic industry recalibration,” said Jeff Fallows, President of The Valens Company. “By the end of 2022, we expect to realize additional annual cost efficiencies of $10 million through the continued optimization of internal processes, right-sizing of our cost structure and the realization of further synergies from our recent acquisitions. Incremental to the $20 million of cost efficiencies, efforts to monetize surplus or unnecessary assets and tighter working capital management is anticipated to generate an additional $5 to $10 million in cash over the coming quarters.”

Robson concluded, “We remain focused on our strategic vision for Valens – to bring the benefits of cannabis to the world. I want to thank our entire organization for the dedication and tireless work directed at creating a platform that is second to none in the market. We would like to invite our investors and interested potential investors to our virtual investor day, which is scheduled for February 7, 2022, where we will provide many more details and insights into our 2022 operational plan. Through the implementation of our strategic initiatives, we are developing a roadmap for Valens in its next phase of growth, while always remaining focused on the needs of consumers. The actions we are announcing today will better align our organizational structure with our evolving business and best position The Valens Company to drive shareholder value in 2022 and beyond.”

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com	2 | Page

Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1.212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com	3 | Page